Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED
JUNE 30, 2020 AND 2019
(unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2020

(unaudited - expressed in thousands of Canadian dollars)	Note	June 30 2020	December 31 2019

Current Assets
Cash and cash equivalents		$17,799	$6,841
Accounts and other receivables		1,977	6,534
Investments	5	187	405
Inventories		5,404	1,285
Prepaid expenses and other		1,395	652
		26,762	15,717

Non-Current Assets
Restricted cash and deposits		2,913	2,777
Investments	5	3,688	924
Inventories		—	4,282
Property, plant and equipment	6,9	14,281	16,048
Mineral properties	7	92,878	89,507
Embedded derivative asset	8	11,678	15,160
Other assets		—	938

Total Assets		$152,200	$145,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,120	$5,143
Lease liabilities	9	182	406
Environmental services contract loss provision		55	78
Deferred revenue		28	884
Flow-through share premium pending renunciation		83	205
		2,468	6,716
Non-Current Liabilities
Lease liabilities	9	824	1,040
Decommissioning and rehabilitation provision	10	6,690	6,202
Deferred income tax liabilities		4,212	4,725

Total Liabilities		14,194	18,683

Shareholders' Equity		138,006	126,670

Total Liabilities and Shareholders' Equity		$152,200	$145,353

COMMITMENTS	19
SUBSEQUENT EVENTS	20

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

 The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)		Three months ended		Six months ended
	Note	2020	2019	2020	2019

Revenues
Reclamation management revenue		871	858	1,438	1,148

Cost of Sales
Reclamation management costs		895	968	1,435	1,285
Total Gross Profit (Loss)		(24)	(110)	3	(137)

Expenses

General and administrative expenses	12	1,526	1,499	3,334	4,167
Mine site care and maintenance	13	1,228	455	2,041	1,079
		2,754	1,954	5,375	5,246

Operating Loss		(2,778)	(2,064)	(5,372)	(5,383)

Other Income (Expenses)
Other income and expenses	14	219	(167)	203	(400)
Gain (loss) on embedded derivative	8	(11,579)	1,005	(3,482)	6,487
Income (Loss) Before Taxes		(14,138)	(1,226)	(8,651)	704

Income Tax Provision
Deferred		(1,909)	47	(1,139)	609
Net Income (Loss) from Continued Operations		(12,229)	(1,273)	(7,512)	95

Discontinued Operations

Income (loss) net of tax from discontinued operations	4	—	(198)	7,336	(359)

Net Income (Loss)		(12,229)	(1,471)	(176)	(264)

Other Comprehensive Income (Loss)
Gain (loss) on FVTOCI investments, net of tax		2,399	66	1,830	(17)
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		—	(52)	—	(111)
Other Comprehensive Income (Loss)		2,399	14	1,830	(128)

Total Comprehensive Income (Loss)		$(9,830)	$(1,457)	$1,654	$(392)

Basic and diluted income (loss) per common share
Continuing operations		$(0.10)	$(0.01)	$(0.06)	$—
Discontinued operations		$—	$—	$0.06	$—

Weighted average number of common shares outstanding
Basic		124,814,761	111,669,003	122,491,528	110,043,247
Diluted		127,666,118	113,475,714	125,033,231	112,030,851

 The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 2

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2020	2019	2020	2019

Cash Flows used in Operating Activities
Net income (loss) from continuing operations	$(12,229)	$(1,273)	$(7,512)	$95
Items not affecting cash from operations:
Environmental services contract loss provision	(11)	22	(25)	26
Depreciation of fixed assets and right-of-use assets	431	428	830	828
Amortization of intangible assets	—	1	3	3
Share-based compensation expense	518	530	936	1,649
Finance costs, foreign exchange and other	33	(9)	(42)	(120)
Derivative asset (gain) loss	11,579	(1,005)	3,482	(6,487)
Unrealized (gain) loss on investments	(201)	5	(169)	20
Deferred income tax provision	(1,909)	47	(1,139)	609
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	424	7	(1,602)	125
(Increase) decrease in inventories	19	(4)	1	33
(Increase) decrease in prepaid expenses and other current assets	(686)	120	(900)	391
Increase in deferred revenue	(14)	—	(82)	—
Increase (decrease) in accounts payable and accrued liabilities	(777)	(218)	385	60
Cash used in operating activities from continuing operations	(2,823)	(1,349)	(5,834)	(2,768)
Cash from operating activities from discontinued operations	—	(2,696)	417	(1,921)
Cash used in operating activities	(2,823)	(4,045)	(5,417)	(4,689)

Cash Flows (used in) from Investing Activities
Expenditures on mineral properties	(1,444)	(1,128)	(3,310)	(2,555)
Purchase or disposal of property, plant and equipment	(544)	(1)	(680)	(20)
Purchase of investments	(256)		(256)
(Increase) decrease in restricted cash	194	—	(198)	—
Proceeds from sale of discontinued operations	—	—	12,100	—
Cash (used in) from investing activities from continuing operations	(2,050)	(1,129)	7,656	(2,575)
Cash (used in) from investing activities from discontinued operations	—	(107)	(40)	(107)
Cash (used in) from investing activities	(2,050)	(1,236)	7,616	(2,682)

Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	—	12,135	8,626	12,135
Issuance costs	7	(1,299)	(856)	(1,299)
Repayment of lease liabilities	(76)	(43)	(147)	(114)
Proceeds from exercise of stock options	433	—	839	59
Cash (used in) from financing activities from continuing operations	364	10,793	8,462	10,781
Cash (used in) from financing activities from discontinued operations	—	(101)	(40)	(183)
Cash (used in) from financing activities	364	10,692	8,422	10,598

Increase (Decrease) in Cash and Cash Equivalents	(4,509)	8,315	10,621	5,438
Change of Cash of Discontinued Operations	—	(2,904)	337	(2,211)
Cash and Cash Equivalents - Beginning of Period	22,308	6,392	6,841	8,576

Cash and Cash Equivalents - End of Period	$17,799	$11,803	$17,799	$11,803

SUPPLEMENTAL CASH FLOW INFORMATION (see note 16)

 The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 3

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670

Net loss	—	—	—	—	—	(176)	—	(176)
Other comprehensive income	—	—	—	—	—	—	1,830	1,830
Share-based compensation expense recognized	—	—	—	1,075	—	—	—	1,075
Equity Offering, net of issuance costs	4,662,675	7,768	—	—	—	—	—	7,768
Exercise of share options	1,006,833	1,244	—	(405)	—	—	—	839
Share options forfeited or expired	—	—	—	(1)	1	—	—	—
Release of RSU settlement shares	256,997	365	—	(365)	—	—	—	—

Balance - June 30, 2020	125,077,172	$238,489	$1,560	$8,949	$19,349	$(130,889)	$548	$138,006

Balance - December 31, 2018	107,998,902	$212,903	$2,494	$5,841	$18,906	$(121,798)	$(1,716)	$116,630

Net loss	—	—	—	—	—	(264)	—	(264)
Other comprehensive loss	—	—	—	—	—	—	(128)	(128)
Share-based compensation expense recognized	—	—	—	1,817	—	—	—	1,817
Equity offering, net of issuance costs	8,342,200	10,363	104	—	—	—	—	10,467
Credit Facility fee - Shares	171,480	211	—	—	—	—	—	211
Exercise of share options	90,000	89	—	(29)	—	—	—	60
Share options forfeited or expired	—	—	—	(442)	442	—	—	—
Release of RSU settlement shares	391,988	636	—	(636)	—	—	—	—

Balance - June 30, 2019	116,994,570	224,202	2,598	6,551	19,348	(122,062)	(1,844)	128,793

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 4

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates a mining business, comprising mineral exploration and mine development in the Yukon Territory of Canada. During the first quarter of 2020 the Corporation completed the sale through a share purchase agreement (the “AEG Sale Agreement”) of Alexco Environmental Group (“AEG”). AEG has been a wholly owned subsidiary, operating an environmental services business since the Corporation’s inception. AEG provides consulting, remediation solutions, and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States (refer to Note 4).

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral resources or reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. The carrying amounts of mineral properties are based on a disposal of part of a mineral property interest, costs incurred to date, adjusted for depletion and impairments and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

In preparing the consolidated financial statements, the Corporation makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in Alexco’s 2019 annual consolidated financial statements. In addition, the Corporation makes assumptions about the future in deriving estimates used in preparing its consolidated financial statements. As disclosed in Alexco’s 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

•	COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities that Alexco intends to produce, on Alexco’s suppliers, on Alexco’s employees and contractors and on global financial markets.

During the year the Corporation has made efforts to safeguard the health of its employees, while continuing to operate safely and maintaining essential business activity. In addition, in late March 2020, to support public health efforts in the Yukon, and in consideration of the uncertainty caused by the COVID-19 pandemic as previously described, the Corporation temporarily suspended underground development of the Flame & Moth and Bermingham deposits at Keno Hill. Costs to maintain the site and contractors on standby and other costs associated with a potential restart of development activities were expensed. In July 2020, the Corporation re-commenced underground development activities.

These measures combined with commodity market fluctuations resulting from COVID-19 have affected the value of the embedded derivative resulting in a loss of $3,482,000 during the six month period ended June 30, 2020. Assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of Alexco’s assets, both financial and non-financial.

Alexco Resource Corp. | 5

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Discontinued operation - AEG

Management’s judgment was required in assessing whether the sale of the subsidiary environmental business meets the criteria to be presented as a discontinued operation. Considerations included: whether there were separately identifiable operations from the remaining operations of the Corporation, and whether there are cash flows that can be distinguished. Management also noted that there are no remaining environmental consulting services performed by Alexco and that the subsidiary environmental business reported their separate financial results and cash flows to management and the board of directors and the chief operating decision maker of the Corporation. Management concluded that the subsidiary environmental business was a component that represents a separate major line of business and has accordingly applied the presentation for a discontinued operation.

3.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 12, 2020.

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

4.	Disposition of Subsidiary Business, AEG

On February 14, 2020 the Corporation completed the sale of AEG through the AEG Sale Agreement to AEG’s executive management. AEG has been a wholly owned subsidiary, operating an environmental services business since the Corporation’s inception, as well as Elsa Reclamation and Development Company Ltd. (“ERDC”), with both businesses providing environmental services to its clients. ERDC is specifically retained by the Federal Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure and reclamation of the former United Keno Hill Mines (“UKHM”) mineral properties. ERDC and AEG are separately identifiable entities that have their own operations and cashflows that allow them to be distinguished from each other. Upon entering the AEG Sale Agreement, the Corporation considered AEG to be a disposal group held-for-sale and a discontinued operation. The Corporation recorded a gain on disposal of $8,030,000. Under the terms of the AEG Sale Agreement, AEG’s executive management purchased all of the shares of AEG in consideration for payment to Alexco of $13,350,000. On February 14, 2020 Alexco received $12,100,000 in cash, with the balance of $1,250,000 receivable pursuant to a non-interest bearing promissory note that matures on February 14, 2021.

The carrying amounts of assets and liabilities included in the disposal group are as follows:

Alexco Resource Corp. | 6

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	June 30 2020		December 31 2019
Cash and cash equivalents Accounts and other receivables Inventories Prepaid expenses Property, plant and equipment	$	— — — — —	$348 6,021 162 200 1,638
Other assets		—	935

Assets of disposal group		$—	$9,304

	June 30 2020		December 31 2019
Accounts payable and accrued liabilities Lease liabilities	$	— —	$1,767 356
Deferred revenue		—	775

Liabilities of disposal group		$—	$2,898

The net income (loss) reported in discontinued operations for the six month periods ended June 30, 2020 and 2019 is presented as follows:

	2020	2019
Environmental Services Revenue Environmental Services Costs General and administrative and other expenses Deferred tax expense on sale of discontinued operations	$2,020 (1,237) (1,263) (214)	$14,779 (11,135) (4,003) —
Gain on sale of discontinued operations	8,030	—

Income (loss) after tax from discontinued operations	$7,336	$(359)

5.	Investments

	June 30 2020	December 31 2019

Common shares held	$3,875	$1,289
Warrants held	—	40

Total investments	3,875	1,329
Less: current portion	187	405

	$3,688	$924

As of June 30, 2020, the Corporation held 13,917,466 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2019 – 11,136,644) and 665,500 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2019 – 995,500). During the quarter, the Corporation exercised 1,780,822 Banyan warrants with an exercise price of $0.15 and 1,000,000 Banyan warrants with an exercise price of $0.09. The Corporation also held 300,000 warrants of Golden Predator (December 31, 2019 – 300,000) with an exercise price of $1.00 per share and an expiry date of December 21, 2020.

During the three and six month periods ended June 30, 2020, the Corporation recorded a pre-tax gain (loss) on investments of $201,000 and $169,000 (2019 – $(5,000) and $(19,000)), respectively, on warrants held in Banyan and Golden Predator. During the same periods, the Corporation also recorded in other comprehensive income a realized pre-tax gain on the sale of Golden Predator shares in the amount of $47,000 and $47,000 (2019 - $nil and $nil) and a fair value gain (loss) adjustment, net of tax of $2,642,000 and $2,073,000 (2019 – $66,000 and $(17,000)), respectively, on common shares held in Banyan and Golden Predator.

Alexco Resource Corp. | 7

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2019	$1,709	$5,584	$23,256	$10,312	$1,503	$42,364
Additions	—	115	—	522	—	637
Disposal of AEG				(2,212)	(427)	(2,639)
Change of estimate in decommission provision	—	—	227	—	—	227

June 30, 2020	$1,709	$5,699	$23,483	$8,622	$1,076	$40,589

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2019	$507	$5,022	$12,620	$8,061	$1,456	$27,666
Depreciation Disposal of AEG	39-	76-	591-	209 (977)	9 (397)	924 (1,374)

June 30, 2020	$546	$5,098	$13,211	$7,293	$1,068	$27,216

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2019	$1,202	$562	$10,636	$2,251	$47	$14,698

June 30, 2020(i)	$1,163	$601	$10,272	$1,329	$8	$13,373

(i)	Refer to Note 9, as amount excludes ROU assets net book value of $908,000 as of June 30, 2020

During the three and six month periods ended June 30, 2020, the Corporation recorded total depreciation of property, plant and equipment of $434,000 and $924,000 (2019 – $526,000 and 968,000), respectively, of which $357,000 and $713,000 (2019 – $388,000 and $716,000) has been charged to income under general expenses and mine site care and maintenance, and $nil and $51,000 (2019 - $48,000 and $96,000) has been charged to discontinued operations.

Of the depreciation recorded for the three and six month month periods ended June 30, 2020, $77,000 and $160,000 (2019 – $90,000 and $156,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

Alexco Resource Corp. | 8

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Mineral Properties

	December 31 2019	Expenditures Incurred	June 30 2020

Mineral Properties
Keno Hill District Properties
Bellekeno	$7,566	$262	$7,828
Lucky Queen	941	80	1,021
Onek	1,105	35	1,140
McQuesten[i]	1,997	—	1,997
Silver King	4,464	—	4,464
Flame & Moth	28,904	496	29,400
Bermingham	36,273	2,498	38,771
Elsa Tailings	884	—	884
Other Keno Hill Properties	7,373	—	7,373

Total	$89,507	$3,371	$92,878

	December 31 2018	Expenditures Incurred	December 31 2019

Mineral Properties
Keno Hill District Properties
Bellekeno	$7,123	$443	$7,566
Lucky Queen	824	117	941
Onek	1,065	40	1,105
McQuesten[i]	1,997	—	1,997
Silver King	4,464	—	4,464
Flame & Moth	28,311	593	28,904
Bermingham	32,084	4,189	36,273
Elsa Tailings	884	—	884
Other Keno Hill Properties	5,474	1,899	7,373

Total	$82,226	$7,281	$89,507

(i)	Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement for Banyan Gold Corp. (“Banyan”) to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($1,526,633 incurred to June 30, 2020), issue 1,600,000 shares (1,200,000 shares issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. As at June 30, 2020, the option agreement is in good standing.

	Mining Operations Properties	Exploration and Evaluation Properties	Total

June 30, 2020
Cost	$100,448	$82,889	$183,337
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$9,989	$82,889	$92,878

December 31, 2019
Cost	$100,073	$79,893	$179,966
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$9,614	$79,893	$89,507

Alexco Resource Corp. | 9

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Embedded Derivative Asset and Silver Stream
	June 30 2020	December 31 2019

Embedded derivative asset – Beginning of period	$15,160	$9,671

Fair value adjustment	(3,482)	5,489

Embedded derivative asset – End of period	$11,678	$15,160

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA”), such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which on April 21, 2020 was reset to December 31, 2021. If the completion test is not satisfied by December 31, 2021, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2021. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares on April 10, 2017 to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IFRS 9, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and is to be re-measured at fair value on a recurring basis at each period end with changes in value being recorded within the Statement of Income and Loss.

As at June 30, 2020, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and monthly silver price. The model currently relies upon inputs from the pre-feasibility study (the “PFS”), including payable ounces delivered and calculated future silver head grade. This calculation will be further modified upon completion of further studies, mine plans and/or actual production. The valuation model for the embedded derivative utilizes a probability-based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

Alexco Resource Corp. | 10

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Based on assumptions used in the dynamic valuation model, the value of the derivative asset as at June 30, 2020 is $11,678,000. If, for example, the silver price was to decline from the current spot price to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $17,923,000. Similarly, if the silver price was to increase to US$25 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $(1,722,000). The impacts of these swings in the derivative asset value are recorded on the Statement of Profit and Loss through Other Income (Expenses). The inputs that have had the greatest influence on the dynamic valuation model to date include the changes in silver prices, anticipated mine plan silver production, interest rate yield curve, US dollar relative strength, and time to production realization.

During the quarter the Corporation entered into a non-binding term sheet with Wheaton to amend the silver purchase streaming agreement (see Note 20 - Subsequent Events).

9.	Leases

a) Right-of-use assets

The Corporation’s significant lease arrangements primarily include contracts for leasing office facilities. As at June 30, 2020, $908,000 of right-of-use assets were recorded as part of property, plant and equipment.

	June 30 2020	December 31 2019
Right-of-use asset – Beginning of period	$1,350	$1,833
Depreciation Disposals	(166) (276)	(533) -

	$908	$1,300

(i)	During the three and six month periods ended June 30, 2020, the Corporation recorded total depreciation of $73,000 and $166,000, respectively of which $nil and $50,000 has been charged to discontinued operations.

b) Lease liabilities

As at June 30, 2020, the Corporation had $1,006,000 of lease liabilities. The incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 10.83%.

	June 30 2020	December 31 2019
Lease liability – Beginning of period	$1,446	$1,883
Cash flows – Principal payments Non-cash changes – Accretion Disposals	(187) 58 (311)	(599) 162 -

Lease liability Less: current portion	1,006 182	1,446 406

	$824	$1,040

(ii)	During the three and six month periods ended June 30, 2020, the Corporation made $70,000 and $187,000, respectively in lease payments, of which $nil and $46,000 has been reclassed to discontinued operations. For the same periods, the Corporation recorded total accretion of $27,000 and $58,000 of which $nil and $5,000 has been charged to discontinued operations.

Alexco Resource Corp. | 11

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

c) Undiscounted lease payments

As at June 30, 2020, the Corporation’s undiscounted lease payments consisted of the following:

June 30 2020
2020	$141
2021 2022 2023 2024	278 281 289 289

$1,278
10.	Decommissioning and Rehabilitation Provision
	June 30 2020	December 31 2019

Balance – Beginning of period	$6,202	$5,286

Increase due to re-estimation	472	853
Accretion expense, included in finance costs	16	63

Balance – End of period	$6,690	$6,202

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek deposits. These activities include water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $7,317,000 (December 31, 2019 – $7,464,000), with the expenditures expected to be incurred substantially over the course of the next 19 years. In determining the carrying value of the decommissioning and rehabilitation provision as at June 30, 2020, the Corporation has used a risk-free discount rate of 0.84% (December 31, 2019 – 1.65%) and an inflation rate of 2.0% (December 31, 2019 – 2.0%) resulting in a discounted amount of $6,673,000 (December 31, 2019 – $6,138,000).

11.	Capital and Reserves

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the six month period ended June 30, 2020:

1.	On March 27, 2020, the Corporation completed a public offering and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8,625,948. This issuance is under the base shelf prospectus filed on September 21, 2018 as detailed below. The Corporation incurred share issuance costs of $856,000.
2.	256,997 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
3.	1,006,833 options were exercised for proceeds of $833,000.

On September 21, 2018 the Corporation filed a short form base shelf prospectus (“Shelf”) with the securities commissions, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018. As of June 30, 2020, the balance remaining on the Shelf is $32,739,620.

Alexco Resource Corp. | 12

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Subsequent to June 30, 2020, the Corporation closed a public offering of 10,994,000 common shares at a price of $2.73 per share for gross proceeds of $30,013,620.

Equity Incentive Plans

At the Corporations annual general meeting held June 6, 2019, the shareholders approved three new equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”), under which the aggregate number of common shares:

i.	On the Option Plan the maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	On the RSU Plan the maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	On the DSU Plan the maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at June 30, 2020, a total of 9,706,900 stock options, 406,673 RSUs and 280,000 DSUs were outstanding under the Equity Incentive Plans and a total of 2,800,817 stock options, 3,345,642 RSUs and 1,820,000 DSUs remain available for future granting.

Incentive Stock Options

Generally stock options under the New Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2019	$1.81	10,465,233	$8,151

Stock options granted	$2.12	253,500	—
Share-based compensation expense	—	—	842
Options exercised	$0.85	(1,006,833)	(405)
Options forfeited or expired	$0.60	(5,000)	(1)

Balance – June 30, 2020	$1.92	9,706,900	$8,587

Balance – December 31, 2018	$1.66	7,738,833	$5,469

Stock options granted	$1.93	4,053,900	—
Share-based compensation expense	—	—	3,507
Options exercised	$0.90	(852,500)	(383)
Options forfeited or expired	$1.94	(475,000)	(442)

Balance – December 31, 2019	$1.81	10,465,233	$8,151

During the six month period ended June 30, 2020, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming an average risk-free rate of 0.41% per annum (2019 – 1.45% to 1.86%), an expected life of options of 4 years (2019 – 4 years), an expected volatility of 68% (2019 – 71%) based on historical volatility, an expected forfeiture rate of 0.5% (2019 – 2%) and no expected dividends (2019 – nil).

Alexco Resource Corp. | 13

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at June 30, 2020 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.84	910,000	0.62	$0.84	910,000	$0.84
$1.27	1,641,250	3.52	$1.27	1,230,938	$1.27
$1.27	325,000	1.52	$1.27	—	$1.27
$1.73	450,000	0.94	$1.73	450,000	$1.73
$1.75	40,000	2.13	$1.75	40,000	$1.75
$1.76	50,000	3.75	$1.76	37,500	$1.76
$1.78	150,000	0.99	$1.78	150,000	$1.78
$1.93	60,000	2.86	$1.93	60,000	$1.93
$2.07	1,730,000	2.58	$2.07	1,730,000	$2.07
$2.07	587,000	2.58	$2.07	—	$2.07
$2.12	253,500	4.79	$2.12	84,500	$2.12
$2.32	1,536,500	1.59	$2.32	1,536,500	$2.32
$2.61	1,973,650	4.46	$2.61	657,883	$2.61

	9,706,900	2.71	$1.92	6,887,321	$1.84

The weighted average share price at the date of exercise for options exercised during the three and six month periods ended June 30, 2020 was $3.10 and $2.92 (2019 - $1.73 and $1.73), respectively.

During the three and six month periods ended June 30, 2020, the Corporation recorded total share-based compensation expense of $478,000 and $842,000 (2019 – $506,000 and $1,329,000), respectively, which related to incentive share options, of which $71,000 and $142,000 (2019 – $58,000 and $169,000) was recorded to mineral properties and $407,000 and $700,000 (2019 – $448,000 and $1,160,000) has been charged to income.

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date.

Alexco Resource Corp. | 14

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2019	663,670	$494

Share-based compensation expense recognized	—	235
RSUs vested	(256,997)	(365)

Balance – June 30 31, 2020	406,673	$364

Balance – December 31, 2018	273,989	$371

RSUs granted	860,000	—
Share-based compensation expense recognized	—	963
RSUs vested	(470,319)	(840)

Balance – December 31, 2019	663,670	$494

During the six month period ended June 30, 2020 the Corporation granted a total of nil RSUs (2019 – 625,000) with a total grant-date fair value determined to be $nil (2019 - $794,000).

Included in general and administrative expenses for the three and six month periods ended June 30, 2020 is share-based compensation expense of $111,000 and $235,000 (2019 – $83,000 and 489,000), respectively, related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the six month period ended June 30, 2020 was $2.76 (2019 - $1.46).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

During the six month period ended June 30, 2020 the Corporation did not grant any DSUs (2019 – nil).

12.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three and six month periods ending June 30, 2020 and 2019 as follows:

Corporate	Three months ended		Six months ended
	2020	2019	2020	2019

Depreciation of property, plant and equipment Depreciation from ROU assets	$21 52	$23 52	$42 104	$45 104
Amortization of intangible assets	—	2	3	5
Business development and investor relations	190	128	256	201
Office, operating and non-operating overheads	140	117	286	262
Professional	190	69	461	140
Regulatory	12	4	197	157
Salaries and contractors	537	527	1,176	1,562
Share-based compensation	383	514	784	1,603
Travel	1	63	25	88

	$1,526	$1,499	$3,334	$4,167

Alexco Resource Corp. | 15

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Discontinued operations[1]
	2020	2019	2020	2019
General and administrative expenses
AEG	$—	$2,323	$1,263	$3,992

	$—	$2,323	$1,263	$3,992
Note:
1 .The environmental services business, AEG, was sold on February 14, 2020. These expenses are reflected under discontinued operations and are no longer being incurred by Alexco subsequent to February 14, 2020 (see Note 4).

13.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three and six month periods ended June 30, 2020 and 2019 as follows:

	Three months ended		Six months ended
	2020	2019	2020	2019

Depreciation of property, plant and equipment	$340	$307	$670	$615
Salaries and contractors	423	28	630	111
Materials and equipment	64	16	154	89
Other expenses	401	104	587	264

	$1,228	$455	$2,041	$1,079

14.	Other Income and expenses

The Corporation recorded other income and expenses for the three and six month periods ended June 30, 2020 and 2019 as follows:

	Three months ended		Six months ended
	2020	2019	2020	2019

Credit Facility fee	$—	$(122)	$—	$(317)
Interest on lease liabilities	(27)	(31)	(58)	(81)
Gain on investments	201	—	169	—
Interest income	44	25	92	50
Foreign exchange gain (loss)	9	(23)	15	(24)
Other income (expenses)	(8)	(16)	(15)	(28)

	$219	$(167)	$203	$(400)

Alexco Resource Corp. | 16

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	June 30 2020	December 31 2019

Fair value through profit or loss:
Warrants	Level 2	$—	$40
Embedded derivative - Wheaton agreement	Level 3	$11,678	$15,160

Fair value through other comprehensive loss:
Investment in marketable securities	Level 1	$3,875	$1,289
		$15,553	$16,489

During the six month period ended June 30, 2020, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.25% (2019 – 1.52%) per annum, an expected life of options of 0.48 years (2019 – 0.12 to 1.48 years), an expected volatility of 77% (2019 – 64% to 74%) based on historical volatility and no expected dividends (2019 – nil).

During the six month period ended June 31, 2020, the fair value of the embedded derivative related to the Wheaton agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $3,482,000 (2019 – $6,487,000). The model currently relies upon inputs from the PFS dated March 28, 2019, and considers payable ounces delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

16.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month period ended March 31, 2020 and 2019 is summarized as follows:

	Three months ended		Six months ended
	2020	2019	2020	2019
Operating Cash Flows Arising From Interest and Taxes
Interest received	13	14	45	52

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	71	58	142	169
Capitalization of depreciation to mineral properties	77	83	160	156
Capitalization of re-estimation of decommissioning and rehabilitation provision	168	41	472	237
Increase (decrease) in non-cash working capital related to:
Mineral properties	285	(407)	488	26

17.	Segmented Information

The Corporation had two operating segments during the three and six month periods ended June 30, 2020 and 2019, being firstly mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration, underground development and evaluation activities; and secondly environmental services carried out through ERDC and AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. AEG was sold on February 14, 2020 (See Note 4). The Corporation will continue to operate a reclamation management segment of the business focused on the clean-up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

Alexco Resource Corp. | 17

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three and six month periods ended June 30, 2020 and 2019 is summarized as follows:

As at and for the three month period ended June 30, 2020	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$871	$—	$—	$871
Total revenues as reported	871	—	—	871

Cost of sales	895	—	—	895
Depreciation and amortization	—	340	73	413
Share-based compensation	—	—	383	383
Other G&A expenses	—	—	1,066	1,066
Mine site care and maintenance	—	888	—	888
Foreign exchange (gain) loss	—	(2)	(8)	(10)
Gain on investments	—	(1)	(200)	(201)
Loss on derivative asset	—	11,579	—	11,579
Other (income) loss	—	—	(4)	(4)

Segment income (loss) before taxes	$(24)	$(12,804)	$(1,310)	$(14,138)	(i)

Total assets	$613	$126,069	$25,518	$152,200
Total liabilities	$83	$11,904	$2,207	$14,194

Alexco Resource Corp. | 18

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three month period ended June 30, 2019	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$858	$—	$—	858
Non-Canadian	—	—	—	—
Total revenues as reported	858	—	—	858

Cost of sales	968	—	—	968
Depreciation and amortization	—	307	77	384
Share-based compensation	—	—	514	514
Other G&A expenses	—	18	890	908
Mine site care and maintenance	—	148	—	148
Foreign exchange (gain) loss	—	(3)	23	20
Loss on investments		1	4	5
Gain on derivative asset	—	(1,005)	—	(1,005)
Other (income) loss	—	—	142	142

Segment income (loss) before taxes	$(110)	$534	$(1,650)	$(1,226)	(i)

Total assets	$10,500	$122,335	$14,035	$146,870
Total liabilities	$3,801	$11,066	$3,210	$18,077

As at and for the six month period ended June 30, 2020	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,438	$—	$—	$1,438
Total revenues as reported	1,438	—	—	1,438

Cost of sales	1,435	—	—	1,435
Depreciation and amortization	—	670	149	819
Share-based compensation	—	—	784	784
Other G&A expenses	—	—	2,418	2,418
Mine site care and maintenance	—	1,371	—	1,371
Foreign exchange (gain) loss	—	1	(17)	(16)
(Gain) loss on investments	—	6	(175)	(169)
Loss on derivative asset	—	3,482	—	3,482
Other (income) loss	—	—	(35)	(35)

Segment income (loss) before taxes	$3	$(5,530)	$(3,124)	$(8,651))

Total assets	$613	$126,069	$25,518	$152,200
Total liabilities	$83	$11,904	$2,207	$14,194

Alexco Resource Corp. | 19

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the six month period ended June 30, 2019	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,148	$—	$—	$1,148
Non-Canadian	—	—	—	—
Total revenues as reported	1,148	—	—	1,148

Cost of sales	1,285	—	—	1,285
Depreciation and amortization	—	615	154	769
Share-based compensation	—	—	1,603	1,603
Other G&A expenses	—	37	2,373	2,410
Mine site care and maintenance	—	464	—	464
Foreign exchange (gain) loss	—	(5)	26	21
Loss on investments		5	14	19
Gain on derivative asset	—	(6,487)	—	(6,487)
Other (income) loss	—	14	346	360

Segment income (loss) before taxes	$(137)	$5,357	$(4,516)	$704	(i)

Total assets	$10,500	$122,335	$14,035	$146,870
Total liabilities	$3,801	$11,066	$3,210	$18,077

(i)	Represents consolidated loss before taxes.
18.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management includes the Corporation’s Board of Directors and members of senior management. Key management compensation for the three and six month periods ended June 30, 2020 and 2019 was as follows:

	Three months ended		Six months ended
	2020	2019	2020	2019

Salaries and other short-term benefits	$466	$532	$1,300	$1,478
Share-based compensation	348	481	711	1,490

	$814	$1,013	$2,011	$2,968

Key management includes the Corporation’s Board of Directors and members of senior management.

19.	Commitments

As at June 30, 2020, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $5,684,000.
(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $786,000 by December 31, 2020.

Alexco Resource Corp. | 20

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Subsequent Events
(a)	On July 7, 2020, the Corporation closed a public offering (the “Offering”) of 10,994,000 common shares at a price of $2.73 per share for gross proceeds of $30,013,620. In connection with the Offering, the Corporation paid the Underwriters a cash commission equal to 4.5%.

(b)	On August 5, 2020 Alexco entered into an agreement with Wheaton to amend and restate its streaming agreement whereby the silver production payment made by Wheaton will continue to be based on 25% of the silver production and will be based on a new payment formula as outlined below:

•	During the earlier of the initial two years ending August 4, 2022 or eight million ounces of payable silver production, the silver production payment from Wheaton to Alexco will be adjusted on a curve. The amended production payment formula during the initial two years is a linear equation that pays 90% of spot price at US$15 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above); and

•	Following the initial two-year period, the production payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above).

As consideration of the foregoing amendments, Alexco issued to Wheaton 2,000,000 common share purchase warrants (the “WPM Warrants”), whereby each WPM Warrant entitles Wheaton to purchase one common share of the Company at an exercise price of $3.50, expiring August 5, 2025.

Alexco Resource Corp. | 21